Exhibit 4.20

AMENDMENT NO. 1 TO THE INTERNAL

AFFILIATE PROGRAM AGREEMENT

This Amendment No. 1, dated as of June 30, 2023 (the “Amendment”), amends the Internal Affiliate Program Agreement, dated as of March 12, 2021 (the “Agreement”), subscribed between Codere Newco S.A.U. (the “Retail Topco” or “Newco”) and Servicios de Juego Online S.A.U. (the “Online Topco” or “SEJO”). Unless otherwise defined herein, capitalized terms are used herein as defined in the Agreement.

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties, under Section 12.2 of the Agreement, wish to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

Section 1. Amendments to the Agreement.

(A)	Section 1.1 “Definitions” of the Agreement is hereby amended by adding the following definitions:

“Codere Club” means in any loyalty program owned or managed by Retail Topco or its subsidiaries.

“Inactive” means not having had wagering activity in the 120 day period prior to any applicable measurement date.

“Tagged Online Customer” means a customer with online wagering activity either i) after registration of a new Online Account (i.e. activation) or ii) previously registered online but Inactive immediately prior to the time of such wagering activity (i.e. reactivation), in each case provided that said activation or reactivation, as applicable, is attributable to some specific action taken by the Retail Venue (e.g. registration in the Retail Venue) or otherwise established by use of a promotional code linked to a Retail Venue.

“Tarjeta Codere” means any physical or virtual players card or wallet, owned or managed by Retail Topco or its subsidiaries, which allow the Omni-Channel Customer to make Deposits and Withdraws in Retail Venues or through any App managed by Retail Topco.

“Withdrawal” means the transfer of money out of an Online Account.

(B)	The definition of “Active” in Section 1.1 of the Agreement is hereby amended by deleting such definition in its entirety and restating it as follows:

“Active” means having had wagering activity in the 120 day period prior to any applicable measurement date including, in the case of a Retail Only Customer, retail wagering activity as reflected in any loyalty program (e.g. Codere Club) or any physical / virtual player card / wallet (e.g. Tarjeta Codere).

(C)	The definition of “Retail Omni-Channel Customer” in Section 1.1 of the Agreement is hereby amended by deleting such definition in its entirety and restating it as follows:

“Retail Omni-Channel Customer” means either i) an Omni-Channel Customer that was, prior to becoming an Omni-Channel Customer, a Retail Only Customer or ii) a Tagged Online Customer.

(D)	Section 2.1.1.i of the Agreement is hereby amended by deleting Section 2.1.1.i in its entirety and restating it as follows:

In each Omni-Channel Jurisdiction, the Online Subsidiary which registers the online wagering activity of a Retail Omni-Channel Customer, shall pay to the Retail Subsidiary that operates the Retail Venue in which said customer was Active at the time of becoming a Retail Omni-Channel Customer or otherwise responsible for a Tagged Online Customer, 35% of the Net Win of such customer generated in any online platform operated by SEJO or its affiliates and subsidiaries from the time he becomes a Retail Omni-Channel Customer and until 18 months thereafter (the “Retail Participation”).

(E)	Section 2.1.4. of the Agreement is hereby amended by adding the following subsection immediately after Section 2.1.4.ii:

iii.	In the event that the Retail Subsidiary that is due the Retail Participation as per Section 2.1.1.i. cannot be established, the Retail Participation will be payable to Retail Topco.

In the event that the Online Subsidiary that is due the Online Participation as per Section 2.1.2.i. cannot be established, the Online Participation would be payable to Online Topco.

(F)	Section 3 “Processing Fee” of the Agreement is hereby renamed as “Processing and Balance Transfer Fees”.

(G)	Section 3.1 of the Agreement is hereby amended by deleting Section 3.1 in its entirety and restating it as follows:

Newco and SEJO shall ensure that in each Omni-Channel Jurisdiction, the Online Subsidiaries pay, on a monthly basis, a processing fee equal to, in the case of all Omni-Channel Jurisdictions other than Spain, 3.0% of any Deposit, and in the case of Spain, 1.375% of any Deposit or Withdrawal made by an online customer in a Retail Venue (the “Processing Fee”) to the Retail Subsidiary that operates the Retail Venue where such Deposit or Withdrawal was made, as applicable. Any such amounts would be invoiced by the applicable Retail Subsidiary to the applicable Online Subsidiary and due and payable 30 days thereafter. For clarity’s sake, no fee shall be payable by the relevant Online Subsidiary for any Withdrawals made from an Online Account in a Retail Venue other than in Spain.

(H)	Section 3 of the Agreement is hereby amended by adding the following subsections immediately after Section 3.2:

3.3.	Newco and SEJO shall ensure that in Spain, the Online Subsidiary pay, on a monthly basis, a balance transfer fee equal to 0.75% of any Deposit or Withdrawal made by an online customer by way of a balance transfer from (in the case of a Deposit) or to (in the case of a Withdrawal) his/her Tarjeta Codere or equivalent, subject to an aggregate annual limit of €150,000 (the “Balance Transfer Fee”) to the Retail Topco. Any such amounts would be invoiced by Retail Topco to the Online Subsidiary and due and payable 30 days thereafter.

3.4.	Non-compliance with payment of the Balance Transfer Fee in the terms of Clause 3.3 above shall constitute a material breach of this Agreement.

Section 2. The parties acknowledge that the following amounts, corresponding to the Retail Participation of Active customers by virtue of wagering activity as reflected in any loyalty program (e.g. Codere Club) or any physical / virtual player card / wallet (e.g. Tarjeta Codere) conducted before the beginning of the Initial Term of the Agreement, are due by SEJO to Newco:

(A)	One hundred and thirty thousand seven hundred and thirty-eight Euros (EUR 130,738) for the year 2021, which Newco hereby expressly waives and declares to have no further claim against SEJO in this respect.

(B)	Twenty-three thousand six hundred and seventy six Euros (EUR 23,676), corresponding to 35% of applicable Net Win for the first six (6) months of 2022; to be invoiced and paid in six (6) monthly installments following the date of this Amendment.

Section 3. The parties acknowledge that the following amounts, corresponding to the Retail Participation of Active customers by virtue of wagering activity as reflected in any loyalty program (e.g. Codere Club) or any physical / virtual player card / wallet (e.g. Tarjeta Codere) conducted after the beginning of the Initial Term of the Agreement, are due by SEJO to Newco:

(A)	Seventy-three thousand four hundred and seventy three Euros (EUR 73,473) for the year 2021, which Newco hereby expressly waives and declares to have no further claim against SEJO in this respect.

(B)	One hundred and twenty-three thousand three hundred eighty four Euros (EUR 123,384) for the year 2022, corresponding to 35% of applicable Net Win in throughout 2022, to be invoiced and paid in six (6) monthly installments following the date of this Amendment.

(C)	Thirty-five thousand eighty two Euros (EUR 35,082), corresponding to 35% of applicable Net Win for the first six (6) months of 2022; by agreement between the parties, only thirty two thousand nine hundred forty Euros (EUR 32,940) will be invoiced and paid in six (6) monthly installments following the date of this Amendment.

Section 4. The parties acknowledge that there are no other amounts than the ones reflected in Sections 2 and 3 pending invoicing by Newco to SEJO and corresponding to the Retail Participation of Active Retail Omni-Channel Customers by virtue of wagering activity conducted before the effective date of this Amendment.

Section 5. Promotional Activity. Whenever agreed between the parties, the cost of the promotional activity dedicated to customer acquisition for the other Party, will be re-invoiced.

Section 6. Effectiveness. This Amendment shall be effective as of July 1, 2023.

Section 7. Accessions. The parties acknowledge that the terms of the Agreement will not apply to those companies included in Schedule 1 (Retail Subsidiaries) that, as of the date of this Amendment (a) are party to an affiliate agreement with an Online Subsidiary (each affiliate agreement, an “Affiliate Agreement”) or (b) are prevented from entering into the Agreement because it would be in conflict with or in violation of an agreement to which they are party or otherwise have a minority shareholder which has reasonable grounds to oppose to such Retail Subsidiary acceding the Agreement. Upon termination of the applicable Affiliate Agreement, the relevant Retail Subsidiary will have the obligation to accede to the Agreement pursuant to Clause 8 (Accessions) and comply with, among others, Clause 2.1(2)(i), (ii) and (iii), unless such Retail Subsidiary is prevented from entering into the Agreement because it would be in conflict with or in violation of an agreement to which it is party or otherwise has a minority shareholder which has reasonable grounds to oppose to such accession.

Section 8. Parties in Interest. This Amendment shall be binding upon and inure solely to the benefit of all parties to the Agreement, and nothing in this Amendment, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Amendment.

Section 9. Entire Agreement. This Amendment constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Except as amended by this Amendment, the Agreement shall continue in full force and effect. In the event of any conflict between this Amendment and the Agreement, the terms of this Amendment shall control.

Section 10. Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11. Governing Law and Jurisdiction. This Amendment shall be governed by, and construed in accordance with, the laws of Spain, and the rules on conflict of laws shall not apply. The courts of the city of Madrid have exclusive jurisdiction to settle any dispute arising out of or in connection with this Amendment and the parties hereby waive their rights to any other jurisdiction that may apply by virtue of their present or any future domicile or for any other reason.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have hereunto caused this Amendment to be duly executed as of the date first set forth above.

RETAIL TOPCO:

CODERE NEWCO S.A.U.

/s/ Emilio Martinez Hernandez
Name:	Emilio Martinez Hernandez
Title:	Authorized Signatory

/s/ Lucia Somalo Hernandez
Name:	Lucia Somalo Hernandez
Title:	Authorized Signatory

ONLINE TOPCO:

SERVICIOS DE JUEGO ONLINE S.AU.

/s/ Oscar Iglesias
Name:	Oscar Iglesias
Title:	Authorized Signatory

/s/ Yaiza Rodriguez
Name:	Yaiza Rodriguez
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Internal Affiliate Program Agreement]

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